U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of MAY 2005

Commission File No.: 0-13966

BLACK MOUNTAIN CAPITAL CORPORATION
(Translation of Registrant's name into English)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒    Form 20-F   ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

First Quarter Report
March 31, 2005

Black Mountain Capital Corporation (“Black Mountain” or the “Company”) formerly known as Mercury Partners & Company Inc. is a publicly traded financial services company engaging in merchant banking and private equity activities. Black Mountain's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	March 31, 2005	December 31, 2004 (1)
ASSETS
CURRENT
Cash and cash equivalents	$37,871	$657,988
Marketable securities (Note 3)	112,234	112,818
Loans, prepaids and receivables (Note 4)	74,596	22,561
	224,701	793,367

Long-term investments, cost (Note 5)	617	2,364
Property and equipment	1,306	1,741
Total assets	$226,624	$797,472

LIABILITIES AND SHAREHOLDERS' (DEFICIENY)
CURRENT
Accounts payable and accrued liabilities	$104,756	$846,924

Loan payable (Note 6)	328,839	-

Shareholders' deficiency
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding - 8,183,733 common shares	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	401,971	399,948
Deficit	(3,742,890)	(3,583,348)
Total shareholders’ deficiency	(206,971)	(49,452)
Total liabilities and shareholders’ deficiency	$226,624	$797,472

The accompanying notes are an integral part of these consolidated financial statements.

(1) Audited

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2005	2004

REVENUE	$40,349	$7,862

EXPENSES
Amortization	435	2,011
General and administrative expenses (Note 7)	162,590	13,213
Directors and management fees (Note 11)	34,408	3,762
Interest expense	973	-
	198,406	18,986
Loss before other items	(158,057)	(11,124)

OTHER ITEMS
Loss on settlement of lawsuit	-	(79,003)
Loss on sale of long-term investments	(1,485)	-
Equity income	-	5,544
Total other expenses	(1,485)	(73,459)

Net loss for the period	(159,542)	(84,583)

Deficit, beginning of the period	(3,583,348)	(1,486,119)

Deficit, end of the period	$(3,742,890)	$(1,570,702)
Basic and diluted loss per share	$(0.03)	$(0.01)
Weighted average number of common shares outstanding	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(159,542)	$(84,583)
Items not affecting cash and cash equivalents:
Amortization	435	2,011
Loss on the sale of long-term investments	1,485	-
Equity income	-	(5,544)

Changes in non-cash working capital items
Increase in marketable securities	(574)	(1,135)
Increase in loans and receivables	(52,267)	(2,235)
Decrease in accounts payable	(733,471)	(36,055)
Net cash used in operating activities	(943,934)	(127,541)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(617)	(14,634)
Proceeds on sale of long-term investments	879	-
Net cash provided by (used in) investing activities	262	(14,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	328,839	-
Net cash provided by financing activities	328,839	-

Effect of foreign exchange on cash and cash equivalents	(5,284)	(4,813)

Change in cash and cash equivalents during the period	(620,117)	(146,988)
Cash and cash equivalents, beginning of the period	657,988	241,105
Cash and cash equivalents, end of the period	$37,871	$94,117

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.	Organization and Operations

The Company is organized under the Yukon Business Corporations Act. The Company currently operates in the financial services, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

3.	Marketable Securities

	March 31, 2005		December 31, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$9,853	$2,132	$47,214	$2,133
American	367,836	110,102	369,786	110,685
Total	$377,689	$112,234	$417,000	$112,818

4.	Loans, Prepaids and Receivables

	March 31, 2005	December 31, 2004
Loan	$15,910	$15,910
Prepaids	57,099	2,621
Receivables	1,587	4,030
Total	$74,596	$22,561

5.	Long-Term Investments

	March 31, 2005		December 31, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investment, carried at cost	$141,707	$617	$1,212	$2,364
Total	$141,707	$617	$1,212	$2,364

	March 31, 2005		December 31, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities - Canadian	141,707	617	1,212	2,364
Total	$141,707	$617	$1,212	$2,364

6.	Loan Payable
The loan is payable to a director of the Company bears interest at 6%.

7.	General and Administrative Expenses
For the three months ended March 31, general and administrative expenses were comprised of the following:
	March 31, 2005	March 31, 2004
Administration office and travel	$1,341	$794
Consulting fees, salaries and employee benefits	304	-
Non-recoverable GST	3,420	1,509
Professional fees	154,407	8,315
Regulatory, transfer agent and shareholder communications	3,118	2,595
Total	$162,590	$13,213

8.	Capital Stock

	Number of shares	Amount
Issued and Outstanding - March 31, 2005 and December 31, 2004	8,183,733	$3,456,139
Less: Treasury Stock - March 31, 2005 and December 31, 2004	(2,250,219)	(1,294,050)
Balance March 31, 2005 and December 31, 2004	5,933,514	$2,162,089

9.	Loss Per Share
The weighted average number of common shares outstanding used in determining loss per share amounts was 5,933,514.

10.	Summary of Securities Issued and Options Granted During the Period
During the years ended December 31, 2004, 2003 and 2002 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.

During the three months ended March 31, 2005, 120,000 stock options expired. As at March 31, 2005 there are no stock options remaining.

11.	Related Party Transaction
For the three months ended March 31, 2005, the Company paid $16,249 to external directors of the Company and management fees to a director totaling $72,636 of which $18,159 has been expensed and $54,477 has been recorded as a prepaid expense.

12.	Contingencies
Litigation
a) A statement of claim has been filed against the Company to recover certain oil and gas properties, which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b) During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c) The Company has been notified of certain additional legal claims. In the opinion of management, these claims are without merit and no provision has been made for them in the accounts. The likelihood and amount of any loss is not determinable.

13.	Directors and Executive Officers at March 31, 2005

Name of Director	Principal Position
Tom S. Kusumoto	President, Secretary and CFO
Greg MacRae	Director
Alex W. Blodgett	Director

* * *

Management's Discussion and Analysis of Financial Condition and
Results of Operations as at May 24, 2005

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

Documents on Display
The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC’s public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively.

Forward-Looking Statements
Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Exchange Rates
In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

Restatement of Fiscal 2003, 2002 and 2001 Financial Statements
In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for the year ending December 31, 2003 for more information.

Overall Performance
The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

The Company announced a special dividend (the "Dividend") consisting of 0.42 common shares of North Group Limited (TSX Venture Exchange: NOR) ("North Group") for each common share of the Company. The Company distributed approximately 2,492,075 common shares of North Group to shareholders as of the record date of August 31, 2004. For registered shareholders with addresses in the United States, the shares of North Group, which they would otherwise be entitled to were sold on their behalf and distributed to United States shareholders. No distributions under $10 (Canadian) were made and any funds held on behalf of such shareholders but not otherwise claimed within three years following the record date will be returned to the Company.

During March 2005, the Company settled its litigation with Cybersurf by contributing $601,760 (CAD$725,000), which is recorded in the year-end financial report for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf. The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable. The Company did not admit to any liability or wrongdoing. Please see Note 12 of the financial statements for more information.

The Company has no recurring cash requirements other than tax payments and corporate overhead.

Legal Proceedings
The Company is subject to routine litigation incidental to the Company’s business and is named time to time as a defendant in various legal actions arising in connection with the Company’s activities. The Company is also involved from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgements, penalties or fines. Please see Note 12 of the financial statements for further information.  In view of the of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which substantial damages are sought, the Company cannot state what the eventual outcome of pending matters will be.

Selected Annual Information
The following selected financial data for the past nine business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2005	2004				2003(2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)
Revenues(1)	$40	$(12)	$(16)	$81	$8	$13	$5	$43	$15
Net income (loss) from continuing operations	(160)	(972)	(594)	(178)	(85)	(423)	(10)	(81)	(4)
Net income (loss) per share from continuing operations:
Basic	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	0.00)
Fully diluted	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	(0.00)
Total assets	227	797	929	1,783	1,964	2,108	2,065	2,169	2,150
Net assets	(207)	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Debt	434	847	54	80	32	69	32	126	26
Shareholders' equity (deficit)	(207)	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Capital stock	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	-	-	(269)	-	-	-	-	-	-
Weighted average common stock outstanding, fully diluted shares)	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934
___________________
(1)	Excludes revenues from discontinued operations.
(2)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Liquidity and Capital Resources
At March 31, 2005, the Company's readily available cash and cash equivalents totaled $37,871, while additional sources of liquidity included $112,234 in marketable securities and $74,596 of loans, prepaids and other receivables. The Company held cash and cash equivalents and marketable securities of $657,988 and $112,818, respectively as of December 31, 2004. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of March 31, 2005 was $377,689. Total current assets as of March 31, 2005 were $226,624 compared to $797,472 as of December 31, 2004 due largely to the Cybersurf litigation settlement.

During the three-month period ending March 31, 2005, operations used cash of $943,934 predominately as a result of the decrease in account payables of $733,471. The Cybersurf litigation settlement, which occurred during March 2005, was recorded as an accounts payable at December 31, 2004. Cash flow from financing activities generated $328,839 in cash due to a loan provided by a Company director. Cash flow from investing activities provided no cash during the quarter.

Operating Results
For the three-month period ending March 31, 2005, the Company reported revenues, which were generated from securities trading, oil and gas royalties and interest income, of $40,349 and operating expenses of $198,406, which resulted in a net loss of $159,542. The Company reported revenues of $7,862 and expenses of $18,986, resulting in a net loss of $84,583 for the corresponding comparative period.

General and administrative costs were $162,590 for the three-month period ended March 31, 2005 and included among other expenses, professional fees of $154,407, non-recoverable Goods and Services Taxes (GST) of $3,420 and regulatory, transfer agent and shareholder communication costs of $3,118.

For the three-months ending March 31, 2005, the Company paid external directors fees of $16,249 and management fees of $72,636 to an internal director of which $54,477 has been recorded as a prepaid expense.

Basic and diluted loss per common share was $0.03 and $0.01 for the three-month periods ended March 31, 2005 and 2004, respectively. As of the quarter ending March 31, 2005, the Company had 8,183,733 shares issued and outstanding of which 2,250,219 are held in treasury for cancellation. The weighted average common stock outstanding, fully diluted, as of March 31, 2005 was 5,933,514.

* * *

BLACK MOUNTAIN CAPITAL

May 30, 2005

To: All Applicable Commissions and Exchanges

Dear Sirs,

Re:  Confirmation of Mailing
     Black Mountain Capital Corporation (“the Company”)

We confirm that the following material was sent by pre-paid mail on May 30, 2005 to the registered and non-registered shareholders of the Company whose name appears on the Supplemental Mailing List established pursuant to National Instrument 54-101 and the Company will furnish upon request a copy of the following material:

1. First quarter report ending March 31, 2005

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,
BLACK MOUNTAIN CAPITAL CORPORATION

/s/ Irene Fam

Irene Fam
Executive Assistant

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Tom S. Kusumoto, Chief Executive Officer of Black Mountain Capital Corporation
certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Black Mountain Capital Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

/s/ Tom S. Kusumoto
Tom S. Kusumoto
Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Tom S. Kusumoto, Chief Financial Officer of Black Mountain Capital Corporation certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Black Mountain Capital Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

/s/ Tom S. Kusumoto
Tom S. Kusumoto
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:    BLACK MOUNTAIN CAPITAL CORPORATION

By:          /s/ Tom S. Kusumoto
        TOM S. KUSUMOTO, PRESIDENT

Date:       May 31, 2005